July 15, 2016
Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust (the “Registrant”);
Commission File No. 811-07619

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of Class A, Class C, Class R3 and Class I shares of Nuveen NWQ Global Equity Income Fund (the “Acquiring Fund”), a series of the Registrant, in connection with the reorganization of Nuveen Tradewinds Global All-Cap Fund (“All-Cap Fund”), a series of Nuveen Investment Trust II, and Nuveen Tradewinds Value Opportunities Funds (“Value Fund”), a series of the Registrant, with and into the Acquiring Fund (the “Reorganizations”). The All-Cap Fund and the Value Fund are collectively referred to as the “Target Funds.” Nuveen Fund Advisors, LLC (“Nuveen”) serves as investment adviser to the Target Funds and the Acquiring Fund. Tradewinds Global Investors, LLC (“Tradewinds”), an affiliate of Nuveen, currently serves as sub-adviser to the Target Funds. NWQ Investment Management Company, LLC (“NWQ”), an affiliate of Nuveen, serves as sub-adviser to the Acquiring Fund.

The Reorganizations are two of three business combinations approved by the Board of Trustees of the Registrant on behalf of the Acquiring Fund in which the Acquiring Fund will, through either a statutory merger or asset purchase, acquire all of the assets and liabilities of the Target Funds, and a closed-end fund currently sub-advised by Tradewinds. In each case, NWQ has been appointed as sub-adviser to the respective target fund effective as of August 1, 2016 pursuant to an interim agreement as permitted by Rule 15a-4 under the Investment Company Act of 1940, as amended. The combinations are being recommended to shareholders of each target fund in light of the decision to wind down the operations of Tradewinds. The closings of the three combinations are not contingent on each other, and each transaction will close if the closing conditions with respect to such transaction are satisfied or waived. The closing of the Reorganizations are expected to be consummated after the closing of the closed-end fund merger.

In light of the differences in fee and expense structures and differences in investment policies and restrictions, the Target Funds and Acquiring Fund believe that the Acquiring Fund should be considered the accounting survivor of the Reorganization. A more detailed analysis is attached as Appendix A.

July 15, 2016

Please contact the undersigned at (312) 609-7616 or Mark Quade at (312) 609-7515 if you have any questions or comments regarding the filing.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

Appendix A

NUVEEN TRADEWINDS GLOBAL ALL-CAP FUND

AND

NUVEEN NWQ GLOBAL EQUITY INCOME FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Tradewinds Global All-Cap Fund (the “Target Fund”) and Nuveen NWQ Global Equity Income Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganizations of the Funds for the reasons discussed below.1

Corporate Structure

The Acquiring Fund is the legal survivor of the reorganization under the Agreement and Plan of Reorganization.

Each Fund is a series of a Massachusetts business trust. The Target Fund will be terminated under state law following the completion of the reorganization.

Investment Adviser; Portfolio Management

Nuveen Fund Advisors is the investment adviser to each Fund and is responsible for each Fund’s overall investment strategy. NWQ Investment Management Company, LLC (“NWQ”), a wholly-owned subsidiary of Nuveen Investments, Inc., serves as sub-adviser to the Acquiring Fund and utilizes two portfolio managers, James T. Stephenson and Thomas J. Ray, for day-to-day management of the Acquiring Fund’s investment portfolio.

Tradewinds Global Investors, LLC (“Tradewinds”), a wholly-owned subsidiary of Nuveen Investments, Inc., is the sub-adviser to the Target Fund and utilizes two portfolio managers, Emily Alejos and Andrew Thelen, for day-to-day management of the Target Fund’s investment portfolio. In connection with the winding up of Tradewinds, as of August 1, 2016, NWQ will serve as sub-adviser to the Target Fund and will utilize two portfolio managers, James T. Stephenson and Thomas J. Ray, for day-to-day management of the Target Fund’s investment portfolio.

Expense Structures and Expense Ratios	The management fee schedule of the Acquiring Fund and the Target Fund are the same. The Acquiring Fund has an expense cap in place that results in the Acquiring

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Fund having net expenses that are approximately nine basis points (.09%) lower than those of the Target Fund. Following the reorganization, the Acquiring Fund will retain its advisory fee structure and current fee cap.

Investment Objectives, Policies and Restrictions

The investment objective of the Acquiring Fund is to provide high current income and long-term capital appreciation. The investment objective of the Target Fund is to seek long-term capital appreciation.

The principal investment strategies of the Funds are similar, but there are some important differences:

•    The Acquiring Fund invests at least 80% of its net assets in income-producing securities which may include equity securities, convertible securities and other securities with equity characteristics. The Target Fund invests at least 80% of its net assets in equity securities; there is no requirement that the securities be income-producing.

•    Under normal market conditions, the Acquiring Fund will invest at least 40% of its net assets in non-U.S. securities. The Target Fund will invest at least 40%, and may invest up to 75% of its net assets in non-U.S. equity securities.

•    The Target Fund may invest no more than 35% of net assets in securities of companies located in a single non-U.S. country. The Acquiring Fund does not have a comparable limit.

•    The Acquiring Fund may invest up to 20% of its net assets in securities of companies located in emerging market countries. The Target Fund may invest up to 25% of net assets in equity securities of companies located in emerging market countries.

•    The Acquiring Fund may invest up to 20% of net assets in debt securities and up to 10% in high-yield securities. The Target Fund does not have a principal investment strategy of investing in debt securities.

To the extent of any differences in the investment objective and principal investment strategies of the Funds, the objective and principal investment strategies of the Acquiring Fund will apply following the reorganization. It is expected that portfolio turnover will

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be approximately 80% in connection with the appointment of NWQ as subadviser to the Target Fund.
Asset Size	As of June 30, 2016, the Acquiring Fund had approximately $51.8 million in total assets.[2] As of the same date, the Target Fund had approximately $77.1 million in total assets.
Fund Inception Dates	Acquiring Fund – September 15, 2009 Target Fund – March 28, 2006

In terms of the structure of the transaction, upon the closing of the reorganization the Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. The Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of shares of beneficial interest of the Target Fund will receive newly issued shares of beneficial interest of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganization.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that the Acquiring Fund is the legal survivor of the reorganizations and that the surviving fund will resemble the Acquiring Fund in all respects including with respect to the investment policies and restrictions, sub-adviser and portfolio managers, fee and expense structure, and portfolio composition and portfolio characteristics. In light of this supportive analysis, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate accounting survivor of the reorganization.

*    *    *    *    *

[2]	Prior to the closing of the reorganization, subject to the requisite shareholder approvals, Nuveen Global Equity Income Fund (JGV), a closed end fund, is expected to merge into a subsidiary of the Acquiring Fund. Accordingly, the Acquiring Fund is expected to have assets of approximately $140 million as of the closing date of the reorganization if the JGV merger is consummated.

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Appendix A

NUVEEN TRADEWINDS VALUE OPPORTUNITIES FUND

AND

NUVEEN NWQ GLOBAL EQUITY INCOME FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Tradewinds Value Opportunities Fund (the “Target Fund”) and Nuveen NWQ Global Equity Income Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganizations of the Funds for the reasons discussed below.1

Corporate Structure

The Acquiring Fund is the legal survivor of the reorganization under the Agreement and Plan of Reorganization.

Each Fund is a series of a Massachusetts business trust. The Target Fund will be terminated under state law following the completion of the reorganization.

Investment Adviser; Portfolio Management

Nuveen Fund Advisors is the investment adviser to each Fund and is responsible for each Fund’s overall investment strategy. NWQ Investment Management Company, LLC (“NWQ”), a wholly-owned subsidiary of Nuveen Investments, Inc., serves as sub-adviser to the Acquiring Fund and utilizes two portfolio managers, James T. Stephenson and Thomas J. Ray, for day-to-day management of the Acquiring Fund’s investment portfolio.

Tradewinds Global Investors, LLC (“Tradewinds”), a wholly-owned subsidiary of Nuveen Investments, Inc., serves as sub-adviser to the Target Fund and utilizes two portfolio managers, Joann M. Barry and F. Rowe Michels, for day-to-day management of the Target Fund’s investment portfolio.. In connection with the winding up of Tradewinds, as of August 1, 2016, NWQ will serve as sub-adviser to the Target Fund and will utilize two portfolio managers, James T. Stephenson and Thomas J. Ray, for day-to-day management of the Target Fund’s investment portfolio.

Expense Structures and Expense Ratios	The management fee schedule of the Acquiring Fund and Target Fund are the same. The Acquiring Fund has an expense cap in place that results in the Acquiring Fund having net expenses that are approximately four basis points (.04%) lower than those of the Target Fund. Following the reorganization, the Acquiring Fund will retain its advisory fee structure and current fee cap.

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Investment Objectives, Policies and Restrictions

The investment objective of the Acquiring Fund is to provide high current income and long-term capital appreciation. The investment objective of the Target Fund is to provide investors with long-term capital appreciation.

The principal investment strategies of the Funds are similar, but there are some important differences:

•    The Acquiring Fund invests at least 80% of its net assets in income-producing securities including equity securities, convertible securities and other securities with equity characteristics. The Target Fund invests primarily in equity securities; there is no requirement that the securities be income-producing.

•    The Acquiring Fund will invest at least 40% of its assets in non-U.S. securities, while the Target Fund will invest no more than 35% of its net assets on non-U.S. equity securities (emphasis added).

•    The Acquiring Fund may invest up to 20% of its net assets in companies located in emerging markets while the Target Fund may invest up to 15% of its net assets in such securities.

•    The Acquiring Fund may invest up to 20% of its net assets in debt securities including up to 10% in high-yield securities. Investing in debt securities is not a principal strategy of the Target Fund.

To the extent of any differences in the investment objective and principal investment strategies of the Funds, the investment objective and principal investment strategies of the Acquiring Fund will apply following the reorganization. It is expected that portfolio turnover will be approximately [    ]% in connection with the appointment of NWQ as subadviser on August 1, 2016. Additional turnover of up to 7.5% is expected in connection with the reorganization.

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Asset Size	As of June 30, 2016, the Acquiring Fund had approximately $51.8 million in total assets.[2] As of the same date, the Target Fund had approximately $261.5 million in total assets.
Fund Inception Dates	Acquiring Fund – September 15, 2009 Target Fund – December 8, 2004

In terms of the structure of the transaction, upon the closing of the reorganization the Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. The Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of shares of beneficial interest of the Target Fund will receive newly issued shares of beneficial interest of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganization.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that the Acquiring Fund is the legal survivor of the reorganizations and that the surviving fund will resemble the Acquiring Fund in all respects including with respect to the investment policies and restrictions, sub-adviser and portfolio managers, fee and expense structure, and stated investment policies. In light of this supportive analysis, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate accounting survivor of the reorganization.

*    *    *    *    *

[2]	Prior to the closing of the reorganization, subject to the requisite shareholder approvals, Nuveen Global Equity Income Fund (JGV), a closed end fund, is expected to merge into the Acquiring Fund. Accordingly, the Acquiring Fund is expected to have assets of approximately $140 million as of the closing date of the reorganization if the JGV merger is consummated.

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